Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Writer’s Direct Dial: (212) 373-3078 Writer’s Direct Fax: (212) 492-0078 Writer’s Direct E-mail: afoley@paulweiss.com

August 6, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director

Re:	Husky Energy Inc.

Form 40-F for the Fiscal Year Ended December 31, 2008

Filed February 18, 2009

Response Letter Dated June 19, 2009

File No. 001-04307

Ladies and Gentlemen:

On behalf of our client, Husky Energy Inc. (“Husky” or the “Company”) and in response to a comment letter dated July 27, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), the Company has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2008. Attached as Annex A hereto, please find the Responses.

The contact information of the responsible representative at the Company is Mr. James Girgulis, Vice President, Legal & Corporate Secretary, 707 8th Avenue S.W., P.O. Box 6525 Station D, Calgary, Alberta, Canada T2P 3G7.

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In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

If the Staff wishes to discuss this letter or the attached documents, please contact me at (212) 373-3078.

Very truly yours,
/s/ Andrew J. Foley
Andrew J. Foley

cc:	John C. S. Lau

James Girgulis

ANNEX A

Company Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

Engineering Comments

1.

We have reviewed your response to prior comment one of our letter dated June 11, 2009. We believe that the fact that you have not replaced your production in the last two years with new reserves is material information that investors have a right to know. We will not object to placement of this information in sections such as MD&A with a cross-reference to it in the risk factor. Therefore, as previously requested, please revise your document to include this information.

Response to Comment 1

The Company’s assessment of its replacement of proved reserves is based on gross reserves (before royalties) and net reserves, in each case expressed as barrels of oil equivalent.  In the Company’s MD&A from 2004 to 2008 oil and gas reserves disclosure based on period end prices shows that reserve additions, including acquisitions and divestitures, averaged 101% of production. Also, as disclosed in the Company’s annual information form on page 29, included as Document A of the Company's Annual Report on Form 40-F, the Company replaced its oil and gas production with new gross reserves in 2007 and replaced its gas production with new gross reserves in 2008. The years in which the Company did not replace its production, including the 2008 year end decline in net oil reserve replacement,  were associated with negative price revisions which subsequently reversed, usually in the short-term.  For instance, the decline in net oil reserve replacement at December 31, 2008 was reversed by June 30,2009 as prices recovered.

The Company respectfully submits that these changes in reserve plalcement rates do not constitute a trend or discernable pattern that would merit risk factor discloure. In particular, the Company does not believe that these changes indicate an inability to replace “proved oil and gas reserves and production in a cost effective manner” (see Risk Factors - Husky's ability to replace reserves at page 14 of its annual information form). Furthermore, the Company has several major oil and gas development projects that are currently underway and are expected to contribute to proved reserves in late 2009, 2010, 2011 and in future years.

As indicated in our previous response, the Company periodically considers the risk relating to reserves replacement and will in its future filings make disclosure that is appropriate to the Company’s situation at the time of the future filing.

2.

We have reviewed your response to prior comment two. Item 2 of Regulation S-K strictly prohibits the inclusion of unproved reserves in documents filed with the SEC unless it is required by foreign law or those reserves were disclosed to someone who is purchasing those reserves in some manner. It is our understanding that you have chosen to rely upon the exemption provided in NI51-101 and report in accordance with SEC requirements. The disclosure of other than proved reserves in your Canadian filing is therefore optional and not required. Therefore, as previously requested, please revise your document, and all previous documents where you have disclosed unproved reserves, to remove all disclosure related to unproved reserves.

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Response to Comment 2

The Company respectfully submits that Item 2 of Regulation S-K does not apply to its filings with the SEC as the Company is eligible to file reports using the Multijurisdictional Disclosure System. See SEC Release No. 33-6902 (June 21, 1991) at III.C.3. Specifically, General Instruction B(3) of Form 40-F requires that the Company file under cover of Form 40-F “the annual information form required under Canadian law and the registrant’s audited annual financial statements and accompanying management discussion and analysis.” Thus, the disclosures relating to its oil and gas reserves under the Canadian rules governing such disclosure in the Company’s annual information form and its audited annual financial statements and accompanying management discussion and analysis constitute the appropriate disclosures relating to its oil and gas reserves for the purposes of Form 40-F.